Ballard Power Systems Inc.

News Release

Ballard Reports 2009 Achievements and Provides 2010 Outlook

For Immediate Release – February 3, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced its 2009 achievements for the year ended December 31, 2009 and provided an outlook for 2010. All amounts are in U.S. dollars, unless otherwise noted.

2009 has been widely acknowledged as a difficult year for energy technology companies, with the confluence of the global recession, crises in financial markets, and negative conditions in both the automotive and energy sectors. This backdrop had negative impacts on Ballard in 2009, initially in its supporting business segments of contract automotive and material products and subsequently in fuel cell products also.

Given this backdrop, Ballard took decisive actions to streamline its cost base to solidify its path to profitability, and augment its cash reserves, further strengthening its solid balance sheet. With these actions and some signs of improvement in the economy, Ballard ended the year with relatively strong fourth quarter revenues and significant improvement in cash flow from operations.

John Sheridan, President and CEO said “We were pleased to have closed 2009 with stronger revenue in the fourth quarter and a solid foundation for growth. We have started 2010 with a streamlined cost base and a strong order book. We expect to build growth momentum through the year, to position Ballard for positive EBTIDA performance during 2011.”

Key 2009 Achievements

Financial

•	Generated revenues of $46.7 million (unaudited) for the full year, a decline of 22% or $12.9 million from 2008. Over half of this decline was due to the exit from automotive and residential cogeneration development programs. Fourth quarter revenue was $16.5 million (unaudited), 13% lower than the same period last year, but growth of 83% relative to the third quarter of 2009 and reflects 35% of full-year revenue.

•	Reduced the cost base by approximately $18.0 million, or 30%, on an annual run rate basis, primarily through restructuring activities in March and August.

•	Reduced operating cash consumption[1] by 5% to $27.7 million (unaudited) for the full year. Fourth quarter operating cash consumption was ($4.3) million, representing positive cash contribution to the business, consistent with expectations.

•	Augmented cash reserves by monetizing rights under the Share Purchase Agreement (SPA) with Ford Motor Company relating to Ballard’s 19.9% equity interest in Automotive Fuel Cell Cooperation Corp. for total gross proceeds of approximately $44.5 million; $37 million received up front and an additional contingent payment of $7.5 million due upon maturation of the SPA.

•	Ended 2009 with cash reserves of approximately $82 million.

Please note that 2009 financial results are unaudited. Ballard expects to release its audited 2009 financial results on March 10, 2010.

Operational

•	Progressed market penetration of fuel cell solutions, as evidenced by:

•	Motorola’s deployment of Dantherm Power’s backup power system incorporating Ballard’s FCgenTM-1020ACS fuel cell product;

•	Supply agreement with FirstEnergy Corp. for a 1 MW distributed generation system for use in a utility load management;

•	Plug Power’s progress with commercial orders for their GenDrive™ fuel cell-powered forklift customers, including Central Grocers, Wegmans, Whole Foods and Coca-Cola;

•	Sales order for five FCvelocityTM-HD6 power modules from Advanced Public Transportation Systems bv for 18-meter (60-foot) articulated Phileas buses; and

•	Supply agreement with Daimler AG for FCvelocityTM fuel cell products, representing minimum revenue of approximately $24 million in 2010 and 2011.

•	Continued to develop fuel cell systems for the wireless telecom supplemental power market in India with its partners IdaTech, LLC and ACME Group under a new, more flexible distribution agreement.

•	Acquired a controlling interest in Denmark-based Dantherm Power on January 18, 2010, partnering with co-investors Danfoss A/S and Dantherm A/S. Through Dantherm Power, Ballard is now actively involved with delivery of complete backup power systems, in addition to providing fuel cell stacks and power modules to leading fuel cell companies including IdaTech, LLC, Plug Power Inc., Baxi Innotech GmbH and ISE Corporation, in other markets.

Business Outlook

Growth Milestones in 2010

•	Begin shipments of Ballard’s fuel cell stacks for deployment of IdaTech, LLC’s reformate-based supplemental power systems for the Indian telecoms market.

•	Deployment of Dantherm Power hydrogen-based backup power systems in one major new network.

•	Commission the 1 MW distributed generation system for FirstEnergy Corp. in Ohio.

•	Book the first distributed generation system sale utilizing by-product hydrogen.

•	More than double volumes of stack shipments in material handling, in line with Plug Power’s 2010 shipment target of 1,100 GenDrive™ systems.

•	Book new fuel cell bus contracts to support the deployment of more than 25 buses.

Path to Profitability

•	Grow revenues in excess of 35% over the 2009 level

•	Improve cash flow from operations by 30% from the 2009 level.

•	With this performance trajectory in 2010, Ballard expects to be positioned for positive EBTIDA performance during 2011.

Endnotes:
1 Operating cash consumption is a non-GAAP measure used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Operating cash consumption measures the amount of cash required to fund the operating activities of our business (net of restructuring and related costs) and excludes financing and investing activities except for capital lease payments and additions, net of proceeds on sale, of plant and equipment.

Conference Calls
Ballard will hold a conference call on Thursday, February 4, 2010 at 8:00 a.m. PST (11:00 a.m. EST). John Sheridan, President & CEO will present Ballard’s 2009 achievements and provide an outlook for 2010. Ballard will also hold a conference call to discuss its 2009 financial results on March 11, 2010. The live calls can be accessed by calling +1-604-638-5340. Alternatively, live audio webcasts can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the calls, the audio webcasts will be archived in the Investor Events & Conference Calls section of Ballard’s website.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including estimated revenue and operating cash consumption for 2009; and business outlook, including estimated revenue and operating cash consumption for 2010; which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Investor Relations:
Lori Rozali
+1.604.412.3195
investors@ballard.com

Public Relations:
Guy McAree
+1.604.412.7919
media@ballard.com